UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

20 April 2007

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS.333-126811, 333-85646 AND 333-12384) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a Report on Form 6-K filed by Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

A table setting forth the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date:	20th April 2007	By:	/s/ Marie Smith
		Name:	Marie Smith
		Title:	Assistant Secretary

Capitalisation and Indebtedness

The following table sets out the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2006. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st December 2006
‘000
Share capital of Barclays Bank PLC
Authorised ordinary share capital – shares of £1 each	3,000,000
Authorised preference share capital – shares of £100 each	400
Authorised preference share capital – shares of £1 each	1
Authorised preference share capital – shares of U.S.$100 each	400
Authorised preference share capital – shares of U.S.$0.25 each	80,000
Authorised preference share capital – shares of €100 each	400
Ordinary shares – issued and fully paid shares of £1 each	2,329,961
Preference shares – issued and fully paid shares of £100 each	75
Preference shares – issued and fully paid shares of £1 each	1
Preference shares – issued and fully paid shares of U.S.$100 each	100
Preference shares – issued and fully paid shares of U.S.$0.25 each	30,000
Preference shares – issued and fully paid shares of €100 each	240

£ million
Group Shareholders’ equity
Called up share capital	2,363
Share premium account	9,452
Other reserves	(484)
Other shareholders’ funds	2,534
Retained earnings	11,556

Shareholders’ equity excluding minority interests	25,421
Minority interests	1,685

Total Shareholders’ equity	27,106

Group indebtedness (1)
Subordinated liabilities(2)	13,786
Debt securities in issue(3)	111,137

Total indebtedness	124,923
Total capitalisation and indebtedness	152,029
Group contingent liabilities
Acceptances and endorsements	287
Guarantees and assets pledged as collateral security	31,252
Other contingent liabilities	7,880

Total contingent liabilities	39,419

Notes:

1.	“Group indebtedness” includes interest accrued as at 31st December 2006 in accordance with International Financial Reporting Standards.

2.	On 23rd February 2007, Barclays Bank PLC redeemed £150,000,000 Step-up Callable Floating Rate Subordinated Bonds due 2012. On 12th March 2007, Barclays Bank PLC redeemed £300,000,000 Floating Rate Subordinated Notes due 2012. On 14th March 2007, Barclays Bank PLC redeemed £44,000,000 Callable Subordinated Floating Rate Notes due 2012. On 23rd March 2007, Barclays Bank PLC issued U.S.$1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017. On 10th April 2007, Barclays Bank PLC redeemed U.S.$150,000,000 Callable Subordinated Floating Rate Notes due 2012.

3.	As at 31st March 2007, debt securities in issue were £122,238 million (31st December 2006: £111, 137 million). In addition to this there were £33,741 million (31st December 2006: £32,261 million) debt securities in issue accounted for on a fair value basis.